paragon

[redacted]

09046333

SEC Mail Processing
Section

JUN 08 2009

Washington, DC
110

The Paragon Group of Companies PLC
St Catherine's Court Herbert Road
Solihull West Midlands B91 3QE
Tel 0121 712 2323 Fax 0121 711 1330
http://www.paragon-group.co.uk

U.S. Securities and Exchange Commission
Office of International Corporation Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U S A

01 June 2009

SUPPL

Dear Ladies and Gentlemen

RE: Paragon Group of Companies PLC / SEC File No. 82-34991 Rule 12g3-2(b) Submission

This letter supplements our prior correspondence with respect to The Paragon Group of Companies PLC, a public limited company incorporated under the laws of England and Wales (the "Company").

Pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), enclosed please find one copy of each of the documents listed on the enclosed covering schedules. These cover the relevant documents produced during the period 1st – 31st May 2009.

The Company is providing the enclosed information and documents in reliance upon (i) paragraph (b)(4) of the Rule to the effect that such information and documents are not deemed "filed" with the Commission or otherwise subject to the liabilities under Section 18 of the Act and (ii) paragraph (b)(5) of the Rule to the effect that the furnishing of such information and documents shall not constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

John G Gemmell
Group Company Secretary

Enc

finance for people

THE PARAGON GROUP OF COMPANIES PLC

Key:

"CA" means the Companies Act 1985 of Great Britain.

"CA 2006" means the Companies Act 2006 of Great Britain

"DR" means the disclosure rules made by the FSA as competent authority under Part IV of the FSMA.

"LR" means the listing rules made by the FSA as competent authority under Part IV of the FSMA; on the implementation of the EU Prospectus Directive in the UK on 1 July, 2005 these listing rules were significantly amended.

"N/A" means that the stated information was reported for general disclosure purposes and not for any specific FSA or Companies Act requirement.

"PR" means the prospectus rules made by the FSA as competent authority under Part IV of the FSMA.

"DTR" means the Disclosure and Transparency Rules made by the FSA as competent authority under Part IV of the FSMA.

"CCTM" means the City Code on Takeovers and Mergers, issued by The Panel on Takeovers and Mergers, the designated supervisory authority pursuant to the Directive on Takeover Bids (2004/25/EC).

Document	Date Distributed	Required Distribution Date	Source of Requirement
1. Regulatory Announcement – Holding(s) in Company	01 May 2009	01 May 2009	DTR5.8.12
2. Regulatory Announcement - Holding(s) in Company	05 May 2009	01 May 2009	DTR5.8.12
3. Regulatory Announcement – Director/PDMR Shareholding	21 May 2009	21 May 2009	DTR3.1.4
4. Blocklisting Interim Review	26 May 2009	26 May 2009	LR3.5.6
5. Regulatory Announcement – Half Yearly Report	19 May 2009	19 May 2009	DTR4.2.2

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	15:22 01-May-09
Number	6152R15

RNS Number : 6152R
Paragon Group Of Companies PLC
01 May 2009

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	The Paragon Group of Companies PLC

2. **Reason for notification** (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	

3. Full name of person(s) subject to notification obligation:	Prudential plc group of companies
4. Full name of shareholder(s) (if different from 3):	See attached schedule
5. Date of transaction (and date on which the threshold is crossed or reached if different):	29 April 2009
6. Date on which issuer notified:	30 April 2009
7. Threshold(s) that is/are crossed or reached:	See item 13

8: Notified Details							
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
GB00B2NGPM57	24,133,785	24,133,785	23,840,313	23,840,313		7.98%	

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument exercised/converted)**	**Percentage of voting rights**
N/A	N/A	N/A	N/A	N/A

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
23,840,313	7.98%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Prudential plc (parent Company) M&G Group Limited (wholly owned subsidiary of Prudential plc) M&G Limited (wholly owned subsidiary of M&G Group Limited) M&G Investment Management Limited (wholly owned subsidiary of M&G Limited) The Prudential Assurance Company Limited (wholly owned subsidiary of Prudential plc).

Proxy Voting:	
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	As per 5.1.2, the non-exempt holdings for Prudential plc have gone below 8% triggering this notification.
14 Contact name:	John G. Gemmell
15. Contact telephone number:	0121 712 2075

SCHEDULE FOR POINT 4

	HOLDING	%	
PRUDENTIAL PLC	23,840,313	7.98	Total Notifiable Interest
Registered Holder			
NORTRUST NOMINEE LTD A/C MHF01	66,208		
PRUCLT HSBC GIS NOM(UK) PAC AC	23,683,105		
PRUCLT HSBC GIS NOM(UK) PPL AC	91,000		
M&G GROUP LIMITED	23,840,313	7.98	
Registered Holder			

NORTRUST NOMINEE LTD A/C MHF01	66,208	
PRUCLT HSBC GIS NOM(UK) PAC AC	23,683,105	
PRUCLT HSBC GIS NOM(UK) PPL AC	91,000	

<u>M&G INVESTMENT MANAGEMENT LIMITED</u>	23,774,105	7.96

Registered Holder

PRUCLT HSBC GIS NOM(UK) PAC AC	23,683,105
PRUCLT HSBC GIS NOM(UK) PPL AC	91,000

<u>M&G LIMITED</u>	23,840,313	7.98

Registered Holder

NORTRUST NOMINEE LTD A/C MHF01	66,208
PRUCLT HSBC GIS NOM(UK) PAC AC	23,683,105
PRUCLT HSBC GIS NOM(UK) PPL AC	91,000

<u>THE PRUDENTIAL ASSURANCE COMPANY LIMITED</u>	23,774,105	7.96

Registered Holder

PRUCLT HSBC GIS NOM(UK) PAC AC	23,683,105
PRUCLT HSBC GIS NOM(UK) PPL AC	91,000

END

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Regulatory Announcement

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Free annual report

Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Holding(s) in Company
Released	14:33 05-May-09
Number	6992R14

RNS Number : 6992R
Paragon Group Of Companies PLC
05 May 2009

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**The Paragon Group of Companies PLC**

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify):______________	No

3. Full name of person(s) subject to notification obligation:	**Standard Life Investments Ltd**
4. Full name of shareholder(s) (if different from 3):	**Vidacos Nominees**
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**29 April 2009**
6. Date on which issuer notified:	**30 April 2009**
7. Threshold(s) that is/are crossed or reached:	**7%**

8: Notified Details							
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
				Direct	**Indirect**	**Direct**	**Indirect**
GB00B2NGPM57	**20,718,888**	**20,718,888**	**21,525,301**	**11,728,984**	**9,796,317**	**3.929%**	**3.282%**

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ conversion period/date**	**No. of voting rights that may be acquired (if the instrument**	**Percentage of voting rights**

			exercised/converted)	

Total (A+B)	
Number of voting rights	Percentage of voting rights
21,525,301	7.211%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Standard Life Investments Ltd

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	

12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	John G Gemmell
15. Contact telephone number:	0121 712 2075

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Director/PDMR Shareholding
Released	17:18 21-May-09
Number	6835S17

RNS Number : 6835S
Paragon Group Of Companies PLC
21 May 2009

DIRECTOR SHAREHOLDING

On 21 May 2009 The Paragon Group of Companies PLC granted the following awards under the Paragon Performance Share Plan ("PPSP"):

Director	Award granted	Exercise period	Total awards outstanding

N S Terrington	844,286	21/05/12 - 21/11/12	1,827,549
N Keen	632,143	21/05/12 - 21/11/12	1,368,940
J A Heron	450,000	21/05/12 - 21/11/12	963,408

The awards will be subject to a performance condition comparing the rank of the Company's total shareholder return against a comparator group of companies comprising the constituents of the FTSE-250 on the date of grant over the three years commencing on the date of grant.

Enquiries:

John Gemmell, Company Secretary
0121 712 2075

END

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should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Blocklisting Interim Review
Released	10:39 26-May-09
Number	7973S10

RNS Number : 7973S
Paragon Group Of Companies PLC
26 May 2009

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

The Paragon Group of Companies PLC

2. Name of scheme

The Paragon 1999 Sharesave Scheme

3. Period of return:

From 25/11/08 To 24/05/09

4. Number and class of share(s) (amount of stock / debt security) not issued under scheme

41,204 ORDINARY SHARES OF £1 EACH

5. Number of shares issued / allotted under scheme during period:

0

6. Balance under scheme not yet issued / allotted at end of period

41,204 ORDINARY SHARES OF £1 EACH

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

920,640 Ordinary Shares of 10p each on 29/11/2000
637,722 Ordinary Shares of 10p each on 27/06/2006
363,019 Ordinary Shares of 10p each on 23/08/2007

THE COMPANY'S SHARES WERE CONSOLDIATED ON A 1 FOR 10 BASIS ON 28/01/2008.

Please confirm total number of shares in issue at the end of the period in order for us to update our records

299,159,605	Gross
298,490,705	Net of shares held in Treasury

Contact for queries

Name: Mr John Gemmell

Address: St Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE

Telephone: 0121 712 2075

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Paragon Group Of Companies PLC
TIDM	PAG
Headline	Half Yearly Report
Released	07:00 19-May-09
Number	4541S07

RNS Number : 4541S
Paragon Group Of Companies PLC
19 May 2009

Under embargo until Stock Exchange announcement: 7am, Tuesday 19 May 2009

PARAGON INTERIM RESULTS

The Paragon Group of Companies PLC ("Paragon"), the specialist buy-to-let and consumer finance lender, today announces its interim results for the six months ended 31 March 2009.

Highlights

Financial Performance

- Profit before tax of £15.9 million (2008 H1: £26.4 million)
- Increase of dividend to 1.1p per share (2008 H1: 1.0p per share)
- Shareholders' funds £625.5 million (2008 H1: £612.8 million)

Capital and funding

- £9.5 billion portfolio match-funded to maturity
- Strong cash position and positive operational cash flow

Operations

- Underlying cost:income ratio reduced to 24.7% (2008 H1: 24.9%) †
- Robust portfolio performance with arrears materially below industry averages
- Good progress on new initiatives

† Note 6

Commenting on the results, Nigel Terrington, Chief Executive of Paragon, said:

"Despite the continuing difficult economic environment, the Group's financial performance has remained robust. While the period has been challenging, we have, towards the end of the period, seen the emergence of positive indicators as a result of improved affordability following the reduction in interest rates and close management of the portfolio.

Credit conditions remain tight, despite Government initiatives to stimulate the flow of credit to borrowers and consumers. Prior to the credit crunch, non-deposit taking lenders played a major role in provision of finance to support the specialist loan sectors, such as buy-to-let. However, to date, non-deposit taking lenders have been excluded from these Government schemes, which are currently focused on banks and building societies and as a consequence the effect on the buy-to-let market has been disproportionate. According to independent research, available loan products have reduced by 95% during the last two years. We continue to press for the recognition of the importance of non-deposit taking lenders in the mortgage and consumer lending sectors through all avenues available to us and for the schemes to be extended to the non-deposit taking sector.

We continue to pursue appropriate portfolio acquisition opportunities and seek opportunities to expand further the income enhancing initiatives which utilise our core skills."

For further information, please contact:

The Paragon Group of Companies PLC
Nigel Terrington, Chief Executive
Nick Keen, Finance Director
Tel: 0121 712 2024

Fishburn Hedges
Andy Berry
Tel: 020 7839 4321
Mobile: 07767 374421

INTERIM MANAGEMENT REPORT

During the six months ended 31 March 2009 the Group continued to manage its activities in the face of significant market disruption, with unprecedented turmoil in the banking markets, deteriorating economic conditions and interest rates, initially high, falling to their lowest levels for over 300 years. With normal funding routes through the banking and debt capital markets remaining effectively closed during the period and with the economic environment impacting significantly on borrowers, the Group's priorities during the six month period have continued to be to protect the embedded value of the business by closely managing the portfolio and to utilise the resources of the Group to develop alternative new income streams.

Despite the highly adverse business environment, the Group's financial performance for the period has been robust. We are pleased to announce that underlying profit, after adding back movements on fair values for hedging instruments, was £18.9 million (note 8), compared with £38.4 million for the first half of 2008, after adding back exceptional items and movements on fair values for hedging instruments. Profit on ordinary activities before taxation was £15.9 million, compared with £26.4 million, after deducting exceptional items, for the first half of 2008. The reduction from the first half of 2008 was caused by the reduced level of income associated with lower levels of lending activity, the smaller loan book and an increase in the charge for loss provisions.

Earnings per share were 3.8p (2008 H1: 15.7p) following the inclusion of the increase in share capital as a result of the rights issue in February 2008 for the entire period.

As a result of the prevailing market conditions, funding for new lending has continued to be limited and, over the period, completions have been limited to the secured consumer finance business and, in the buy-to-let businesses, to further advances to existing customers. As a consequence, total loan advances were significantly lower over the period at £69.0 million, compared with £987.6 million for the first half of 2008. At 31 March 2009, loan assets were £9,514.3 million (note 12), compared with £10,855.4 million at 31 March 2008, a year on year reduction of 12.4%.

In line with the progressive dividend policy outlined at the year end, the Company will pay an interim dividend of 1.1p per share (H1 2008: 1.0p per share), a total of £3.2 million (H1 2008: £2.9 million), on 31 July 2009 to all holders on the register on 3 July 2009.

The Group is organised into two major operating divisions: First Mortgages, which includes the buy-to-let and owner-occupied first mortgage assets and other sources of income derived from first charge mortgages; and Consumer Finance, which includes secured lending and the residual car and retail finance and unsecured loan books. These divisions are the basis on which the Group reports primary segmental information.

The underlying profits of these business segments are detailed fully in note 8 and are summarised below.

	Six months to 31 March 2009 £m	**Six months to 31 March 2008 £m**
Underlying profit / (loss)		

First Mortgages	24.4	32.6
Consumer Finance	(5.5)	5.8
	18.9	38.4

Net interest income decreased by 7.1% to £68.0 million from £73.2 million for the first half of 2008, reflecting principally the reduced size of the book, down by 12.4% from 31 March 2008 to 31 March 2009, partially offset by improved margins.

Other operating income was £8.5 million for the period, compared with £16.3 million for the first half of 2008, the reduction reflecting the lower levels of commissions and fees associated with reduced lending activity during the period.

Operating expenses, excluding exceptional costs, decreased by 15.2% to £18.9 million from £22.3 million for the first half of 2008, reflecting a reduction in staff costs. Extra resources have been dedicated to the management of the loan portfolios as a consequence of the weaker economic environment and rising levels of arrears. The cost:income ratio for the first half decreased to 24.7% from 24.9%, on an underlying basis, for the comparable period last year (note 6). Control over operating costs remains a focus.

The charge for impairment provisions of £38.7 million compares with £28.8 million for the first half of 2008. As a percentage of loans to customers (note 12) the charge has increased from that for the first half of 2008 to 0.4% (2008 H1: 0.3%). The loan books continue to be carefully managed and the credit performance remains in line with our expectations.

Of the impairment charge for the period, £19.8 million (2008 H1: £3.3 million) is attributable to First Mortgages, principally the buy-to-let book, reflecting the difficult environment which prevailed during the period, particularly during the first quarter. In the early part of the first quarter, interbank rates of interest peaked, coinciding with systemic concerns over the health of the banking system and the preoccupation of monetary authorities with inflation threats. This caused significant difficulties for floating rate customers and, in particular, those moving to floating rates at the expiry of a period of fixed mortgage rates. For many landlords, the position was exacerbated, as a consequence of economic conditions, by reductions in other sources of income, whether from other property related interests, loss of employment or sharp reductions in overdraft limits or lines of credit from their bankers. During the first quarter, arrears of three months and over increased sharply on the buy-to-let book, from 0.53% at 30 September 2008 to 1.07% at 31 December 2008, with a consequent effect on the impairment charge.

However, conditions for landlords improved considerably in the second quarter, as steep falls in base rates led to reductions in interbank and mortgage rates; from the beginning of the first half to the end of the period, floating mortgage rates have more than halved, significantly improving the position for landlords where rents have been broadly stable. As a result, the flow of arrear accounts stabilised significantly, with three month arrears increasing, on a like for like basis, by only 0.16% to 1.23% by 31 March 2009. (The like for like basis assumes a constant mortgage rate. A counter-intuitive consequence of falling rates is that gross arrears multiples rise, as these are based on current mortgage payments. By way of example, a borrower who missed two payments when his mortgage rate was 8% during the first quarter would be two months in arrears at that time, but four months in

arrears in the second quarter when rates have fallen to 4%, even though he has missed no more payments.) On a gross measure, three months arrears at 31 March 2009 were 1.74%, significantly better than the comparable industry wide figure of 3.48% at the same date published by the Council of Mortgage Lenders ("CML"). Our relatively low level of arrears when compared to the industry data reflects the high quality of the book, which results from the Group's focus on prime lending in this market.

Arrears on the secured consumer finance book have shown a gradual increase over the period, with arrears of two months and over rising from 4.61% at 30 September 2008 to 6.06% at 31 March 2009. That compares favourably with the 16.3% arrears recorded for the industry at that date by the Finance & Leasing Association ("FLA") (30 September 2008: 12.5%). However, falling house prices had a significant impact on the impairment charge for those accounts in arrears.

Free cash was £62.8 million at 31 March 2009 (2008 H1: £66.0 million) (note 14). Cash receipts from the Group's Special Purpose Vehicles ("SPVs") in the first quarter were lower by virtue of high floating rate note ("FRN") rates and increasing arrears during that period, but increased significantly during the second quarter and have remained high since the period end as cash margins have improved. At the year-end we reported on the specific trigger events which would cause cash to be trapped in the SPVs. No trigger event has occurred to date in any SPV and the recent reductions in interest rates have reduced the pressure on borrowers.

As a result of further significant yield curve movements during the period, hedging instrument fair value net losses of £3.0 million (2008 H1: £4.8 million losses), which do not affect cash flow, have arisen from the IFRS

requirement that movements in the fair value of hedging instruments attributable to ineffectiveness in the hedging arrangements should be charged or credited to the income statement. Since any ineffectiveness arising from differences between the fair value movements of hedging instruments and the fair value movements of the hedged assets or liabilities is expected to trend to zero over time, this item therefore being mainly a timing difference, we consider underlying profit before this item to be a more relevant measure of the trading performance of the Group. The Group remains economically and appropriately hedged.

Corporation tax has been charged at the rate of 29.6%, compared to 30.3% in the first half of last year.

Profits after taxation of £11.2 million have been transferred to shareholders' funds, which totalled £625.5 million at 31 March 2009.

The information on related party transactions required by DTR 4.2.8(1) of the Disclosure and Transparency Rules is given in note 26, and a summary of the principal risks and uncertainties faced by the Group is given on page 37.

REVIEW OF OPERATIONS

NEW BUSINESS VOLUMES

	Six	Six	Year to 30	Six	Six	Year to 30

	Months to 31 March 2009 £m	Months to 31 March 2008 £m	September 2008 £m	Months to 31 March 2009 Number	Months to 31 March 2008 Number	September 2008 Number
First Mortgages						
Buy-to-let	10.7	855.6	903.9	208	6,048	7,249
Other	-	-	-	-	-	-
	10.7	855.6	903.9	208	6,048	7,249
Consumer Finance						
Secured lending	58.3	94.9	185.0	2,048	4,006	7,510
Car Finance	-	8.4	8.4	-	461	461
Retail Finance	-	28.7	28.7	-	17,038	17,038
	58.3	132.0	222.1	2,048	21,505	25,009
	69.0	987.6	1,126.0	2,256	27,553	32,258

FIRST MORTGAGES

The First Mortgages segment comprises the Group's buy-to-let business and the owner-occupied mortgage books.

Following the cessation of lending to new borrowers at the end of February 2008, new business origination by the Group's buy-to-let brands, Paragon Mortgages and Mortgage Trust, has been limited to further advances to existing borrowers. Completions were £10.7 million for the six months to 31 March 2009, compared with £855.6 million for the corresponding period last year which included five months of mortgage originations prior to the terming out of the warehouse funding facility. During the period, the buy-to-let portfolio reduced by 12.4%, to £8,700.3 million at 31 March 2009 from £9,931.0 million a year earlier.

Whilst the period has been a challenging one for the mortgage business, we have, towards the end of the period, seen the emergence of a number of positive indicators as a result of improved affordability following the reduction in interest rates, our close management of accounts in arrears, further refinement of the receiver of rent processes applied to protect our security and a reduced level of redemptions.

House prices have continued to fall over the period as restricted liquidity in the mortgage market continued to depress demand for owner-occupied housing. A consequence of this, according to recent data published by the Royal Institution of Chartered Surveyors ("RICS"), has been that demand for private rented property remains strong, despite an expansion in the new supply of private rented property as would be sellers turn to renting. Conditions across the UK and across sectors of the private rented market vary considerably with oversupply of rented property in some locations, typically inner cities (which have never been a focus for Paragon) as developers let unsold property, and constraints in others, such as student markets. Across the period, however, the experience of the typical landlord has been positive, with any downward pressure on rent more than compensated by the recent reductions in interest rates.

We continue to provide additional borrowing by way of further advances where there is adequate equity in property over which we already hold a charge, subject to the application of appropriate criteria. We have also made available opportunities to switch to alternative, usually fixed rate, products where the borrower requires an alternative to the regular, LIBOR linked variable rate arrangements.

These arrangements have helped to keep redemptions at relatively low levels as mortgage rates have come down.

This trend has been assisted by the general shortage of mortgage funds, which has impacted disproportionately on the buy-to-let market such that borrowers have had limited opportunities to re-finance with other lenders at competitive rates, and by the fall in house prices which has meant that loan-to-value criteria have been more difficult to satisfy. For the six month period ended March 2009 the annualised redemption rate had reduced to 11.4% from 19.2% for the comparable period ended March 2008.

The combination of the much higher interest rates prevailing at the start of the period and the rapid deterioration of the housing market affected the performance of a small proportion of borrowers, particularly those experiencing difficulties elsewhere in their personal finances. As discussed earlier, this led to a further deterioration in arrears in the final quarter of 2008 but a more stable arrears performance with some encouraging trends emerging in the first quarter of 2009 as lower interest rates started to impact on borrower payments. Group resource has been directed to support customers experiencing difficulty to ensure that every possible avenue is explored to manage short term problems, with the aim of concluding a mutually satisfactory arrangement to maintain payments and repay arrears.

In cases where satisfactory arrangements cannot be established, we normally seek to appoint a receiver of rent under the terms of our mortgage and the provisions of the Law of Property Act 1925. Through this route we are able to establish control of the property and the rental stream and in particular ensure the well-being of vulnerable tenants. The appointment of a receiver allows for a broad range of strategies to be considered for the resolution of any case and allows for these strategies to develop over time as market conditions change. The flexibility of the approaches available to us means that the management of buy-to-let arrears is significantly more effective for the

benefit of all the key stakeholders, the lender, the borrower and the tenant. The receipt of rental income collected from tenants may assist in mitigating accumulated arrears for customers, and so protect the security of occupation of the tenant.

Whilst the immediate outlook for the housing market remains uncertain, particularly with regard to the prospects for the mortgage funding markets, there are indications of a slowing of the rate of house price deterioration and of some tentative buyer interest returning to the property market. This, combined with our own experience of lower levels of new defaults and some stability as far as existing arrears cases are concerned, gives cause for encouragement for the longer term market prospects. Nevertheless, we are not complacent and the management of the book will remain a key area of focus for the Group.

The owner-occupied book reduced to £200.0 million from £251.7 million during the twelve months ended 31 March 2009 and performed in line with our expectations.

CONSUMER FINANCE

Total advances by the consumer finance businesses were £58.3 million during the period (all of which was secured personal finance), compared with £132.0 million during the corresponding period of the previous year (of which £94.9 million was secured personal finance). Over the period we continued with our focus on applicant credit quality against appropriately tight criteria. At 31 March 2009, the total loans outstanding on the consumer finance

books were £613.9 million, compared with £672.7 million at 31 March 2008, the reduction resulting from our ongoing conservative lending criteria and tightening of policy, together with the withdrawal of sales aid products from February 2008 and the subsequent redemption of loans within this and the residual unsecured personal loan portfolio.

During the period the second charge market has been adversely affected by lack of funding, with the FLA reporting a drop in originations by 86%, year on year, to March 2009. Many lenders have withdrawn from the market, which enabled our lending to focus on lower loan to value business until our withdrawal from the market in April 2009, when the substitution facility within our securitisation structures ended. Following our withdrawal, a small amount of further advances activity to existing customers remains. A return to full lending will depend upon future funding availability.

STRATEGIC DEVELOPMENTS

At the year end we reported on the three specific areas of strategic focus for the generation of new sources of income to enhance shareholder value, these being the acquisition of loan portfolios, the expansion of products and services for existing customers and servicing third party loan portfolios.

Whilst the availability of suitable portfolios for possible purchase was limited during the period, we continue to review portfolios for opportunities to extract value. Whilst the current owners of the portfolios have been

unwilling to sell at current market prices, these loan books remain non-core to most of those organisations. We will remain cautious on pricing and quality so as to ensure that any purchases will yield adequate returns. In addition to the purchase of portfolios, it is possible to achieve similar economic effects through investment in the underlying securities behind loan portfolios. In this respect we are also giving consideration to the purchase of bonds issued by Group companies, subject to the availability of cash, the level of pricing and the relative attractiveness of returns when compared to returns on investment from other activities.

Good progress has been made on third party loan servicing through Moorgate Loan Servicing and Arden Credit Management which utilises our core administration and collection skills. A number of contracts were signed during the period and negotiations are in progress on others.

We have had considerable success in expanding services to existing customers through the Redbrick brands during the period. Sales of third party insurance products to landlords have exceeded our expectations despite the hardening commercial insurance market and we have recently further enhanced the distribution of these products though our Redbrick website and through third parties. Other products in the Redbrick range, being Receiver of Rent, Tenant Assessments and Energy Performance Certificates, have also been developed during the period.

The period has seen an encouraging start to the development of alternative revenue streams and solid foundations have been laid to support growth in the future.

FUNDING

Substantially all of the Group's loan portfolios are funded through securitisation structures match-funded to maturity. Predominantly, this funding is through the issue of FRNs by SPVs, the repayment of which is linked to redemptions within the loan portfolios. The Paragon Group of Companies PLC also has outstanding a £120 million subordinated corporate bond due 2017.

Conditions in the wholesale credit markets remain depressed, restricting the availability of funding for the mortgage and consumer lending markets. During the period the Government has made a number of announcements of measures to stimulate the flow of credit to business and consumers. Prior to the credit crunch, non-deposit taking lenders played a major role in the provision of finance to support the specialist loan sectors, such as buy-to-let. However, to date, non-deposit taking lenders have been excluded from these Government schemes, which are currently focused on banks and building societies and as a consequence the effect on the buy-to-let market has been disproportionate. According to independent research, available loan products have reduced by 95% during the last two years. We continue to press for the recognition of the importance of non-deposit taking lenders in the mortgage and consumer lending sectors through all avenues available to us and for the schemes to be extended to the non-deposit taking sector.

BOARD OF DIRECTORS

On 25 February 2009 the Board was pleased to announce the appointment of Alan Fletcher as a non-executive director. Alan Fletcher has considerable experience in financial services, including pension fund trusteeship and investment fund management. He was Chairman of Neville James Holdings prior to its acquisition by Challenger International of Australia, following which he was Sales and Marketing Director of Challenger Group Services and a director of Challenger Life (UK) from 2002 to 2003. Since 2000, he has been non-executive Chairman of Hyperama plc and, since 2003, Chairman of Fresh Professional Development Limited, where he specialises in delivering financial and business skills courses to the legal sector. In 2007, he was elected to the General Synod of the Church of England and in 2009 was elected to the Pensions Board of the Church of England.

In November 2008 we announced that, as a result of a restructuring of Board responsibilities, the role of Chief Operating Officer had been removed with the consequential loss of Pawan Pandya from the Company. Pawan was a loyal and committed member of the team and we thank him for his considerable contribution over his many years of service.

In February 2009 David Beever, a non executive director, retired from the Board. We thank David for his help and support over the years of his association with the Company.

CONCLUSION

The economic outlook remains uncertain, as does the pace at which the economy will recover after the upturn

begins. There are, however, signs that the rate of deterioration in the housing market is starting to abate.

Careful management has ensured that the portfolios have continued to perform well despite the economic conditions. The Group remains in a strong financial position with its franchise intact.

Whilst we will seek funding to finance the resumption of new lending when market conditions are right, we continue to pursue appropriate portfolio acquisition opportunities and seek opportunities to expand further other income enhancing initiatives which utilise our core skills.

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors confirm that, to the best of their knowledge;

- the condensed financial statements have been prepared in accordance with International Accounting Standard 34 - 'Interim Financial Reporting';
- the Interim Management Report includes a fair review of the information required by Section 4.2.7R of the Disclosure and Transparency Rules, issued by the UK Listing Authority (indication of important events during the first six months of the current financial year and their impact on the condensed financial statements and description of the principal risks and uncertainties for the remaining six months of the financial year); and
- the Interim Management Report includes a fair review of the information required by Section 4.2.8R of the

Disclosure and Transparency Rules, issued by the UK Listing Authority (disclosure of related party transactions that have taken place in the first six months of the financial year and that may have materially affected the financial position or the performance of the enterprise during that period; and any changes in the related party transactions described in the last annual report which could do so).

Approved by the Board of Directors and signed on behalf of the Board.

JOHN G GEMMELL

Company Secretary

19 May 2009

CONDENSED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

For the six months ended 31 March 2009 (Unaudited)

	Note	Six months to 31 March 2009 £m	Six months to 31 March 2008 £m	Year to 30 September 2008 £m
Interest receivable		315.5	430.3	820.9
Interest payable and similar		(247.5)	(357.1)	(680.5)

	Note	Six months to 31 March 2009	Six months to 31 March 2008	Year to 30 September 2008
charges				
Net interest income		68.0	73.2	140.4
Share of results of associate		-	-	(0.5)
Other operating income		8.5	16.3	27.0
Total operating income		76.5	89.5	166.9
Operating expenses				
Underlying operating expenses		(18.9)	(22.3)	(37.8)
Exceptional operating expenses	5	-	(7.2)	(7.8)
Total operating expenses		(18.9)	(29.5)	(45.6)
Provisions for losses		(38.7)	(28.8)	(62.2)
Operating profit before fair value items		18.9	31.2	59.1
Fair value net losses	7	(3.0)	(4.8)	(5.4)
Operating profit being profit on ordinary activities before taxation		15.9	26.4	53.7
Tax charge on profit on ordinary activities	9	(4.7)	(8.0)	(16.6)
Profit on ordinary activities after taxation		11.2	18.4	37.1

Dividend - Rate per share for the period	17	1.1p	1.0p	3.0p
Basic earnings per share	10	3.8p	15.7p	17.9p
Diluted earnings per share	10	3.8p	15.6p	17.9p

The results for the periods shown above relate entirely to continuing operations.

CONSOLIDATED BALANCE SHEET
31 March 2009 (Unaudited)

	Note	31 March 2009 £m	31 March 2008 £m	30 September 2008 £m
ASSETS EMPLOYED				
Non-current assets				
Intangible assets	11	16.3	0.6	0.4
Property, plant and equipment		16.0	20.9	18.5
Interests in associates		-	0.5	-
Financial assets	12	11,418.0	11,318.1	10,647.6
Retirement benefit obligations	21	-	2.5	-
Deferred tax assets		8.7	10.6	10.3
		11,459.0	11,353.2	10,676.8
Current assets				
Other receivables		5.2	6.7	6.6
Cash and cash equivalents	14	589.2	1,025.7	826.3
		594.4	1,032.4	832.9

	Note			
Total assets		12,053.4	12,385.6	11,509.7
FINANCED BY				
Equity shareholders' funds				
Called-up share capital	15	299.1	299.1	299.1
Reserves	16	383.1	369.8	378.7
Share capital and reserves		682.2	668.9	677.8
Own shares	18	(56.7)	(56.1)	(56.3)
Total equity		625.5	612.8	621.5
Current liabilities				
Financial liabilities	19	1.4	0.8	0.9
Current tax liabilities		3.5	8.2	6.3
Provisions		0.2	0.4	0.3
Other liabilities		36.6	86.2	79.4
		41.7	95.6	86.9
Non-current liabilities				
Financial liabilities	19	11,376.5	11,670.3	10,791.5
Retirement benefit obligations	21	6.3	-	5.0
Provisions		0.1	0.4	0.2
Other liabilities		3.3	6.5	4.6
		11,386.2	11,677.2	10,801.3
Total liabilities		11,427.9	11,772.8	10,888.2
		12,053.4	12,385.6	11,509.7

The condensed financial statements for the half year were approved by the Board of Directors on 19 May 2009.

CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 31 March 2009 (Unaudited)

	Note	Six months to 31 March 2009 £m	Six months to 31 March 2008 £m	Year to 30 September 2008 £m
Net cash flow generated by operating activities	22	528.2	203.3	1,019.9
Net cash generated / (utilised) by investing activities	23	0.5	(1.2)	(0.8)
Net cash (utilised) by financing activities	24	(766.3)	(103.7)	(1,120.1)
Net (decrease) / increase in cash and cash equivalents		(237.6)	98.4	(101.0)
Opening cash and cash equivalents		826.2	927.2	927.2
Closing cash and cash equivalents		588.6	1,025.6	826.2
Represented by balances within				
Cash and cash equivalents		589.2	1,025.7	826.3
Financial liabilities		(0.6)	(0.1)	(0.1)
		588.6	1,025.6	826.2

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENDITURE
Six months ended 31 March 2009 (Unaudited)

	Six months to 31 March 2009 £m	Six months to 31 March 2008 £m	Year to 30 September 2008 £m
Profit for the period	11.2	18.4	37.1
Actuarial (loss) on pension scheme	(1.9)	(2.2)	(10.4)
Cash flow hedge gains taken to equity	0.7	3.5	3.3
Tax on items taken directly to equity	0.3	(0.6)	1.9
Total recognised income and expenditure for the period	10.3	19.1	31.9

RECONCILIATION OF MOVEMENTS IN CONSOLIDATED EQUITY
Six months ended 31 March 2009 (Unaudited)

	Note	Six months to 31 March 2009 £m	Six months to 31 March 2008 £m	Year to 30 September 2008 £m
Total recognised income and expenditure for the period		10.3	19.1	31.9
Dividends paid	17	(5.9)	-	(2.9)

	Note			
Rights issue net proceeds	15	-	279.6	279.6
Net movement in own shares		(0.4)	0.7	0.5
Deficit on transactions in own shares		(0.6)	(0.6)	(0.6)
Charge for share based remuneration		0.6	1.6	0.6
Tax on share based remuneration		-	(0.9)	(0.9)
Total movements in equity in the period		4.0	299.5	308.2
Opening equity		621.5	313.3	313.3
Closing equity		625.5	612.8	621.5

SELECTED NOTES TO THE ACCOUNTS
For the six months ended 31 March 2009 (Unaudited)

1. GENERAL INFORMATION

The condensed financial statements for the six months ended 31 March 2009 and for the six months ended 31 March 2008 have not been audited.

The figures shown above for the year ended 30 September 2008 are not statutory accounts. A copy of the statutory accounts has been delivered to the Registrar of Companies, contained an unqualified audit report and did not contain an adverse statement under sections 237 (2) or 237 (3) of the Companies Act 1985, the relevant legislation at the time.

This document may contain forward-looking statements with respect to certain of the plans and current goals and expectations relating to the future financial conditions, business performance and results of the Group. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Group including, amongst other things, UK domestic and global economic and business

conditions, market related risk such as fluctuation in interest rates and exchange rates, inflation, deflation, the impact of competition, changes in customer preferences, risks concerning borrower credit quality, delays in implementing proposals, the timing, impact and other uncertainties of future acquisitions or other combinations within relevant industries, the policies and actions of regulatory authorities, the impact of tax or other legislation and other regulations in the jurisdictions in which the Group and its affiliates operate. As a result, the Group's actual future financial condition, business performance and results may differ materially from the plans, goals and expectations expressed or implied in these forward looking statements. Nothing in this document should be construed as a profit forecast.

A copy of the Interim Statement will be posted to shareholders and additional copies can be obtained from The Company Secretary, The Paragon Group of Companies PLC, St. Catherine's Court, Herbert Road, Solihull, West Midlands, B91 3QE.

2. ACCOUNTING POLICIES

The condensed financial statements are presented in accordance with the requirements of International Accounting Standard 34 - 'Interim Financial Reporting'.

The Group prepares its annual financial statements in accordance with International Financial Reporting Standards as endorsed by the European Union. The condensed financial statements have been prepared on the basis of the accounting policies set out in the Annual Report and Accounts of the Group for the year ended 30 September 2008, which are expected to be used in the preparation of the financial statements of the Group for the year ending 30 September 2009.

Going concern basis

The business activities of the Group, its current operations and those factors likely to affect its future results and development, together with a description of its financial position and funding position, are described in the Interim Management Report on pages 1 to 13. The principal risks and uncertainties affecting the Group in the forthcoming six months, and the steps taken to mitigate against these risks are described on page 37.

Note 5 to the accounts for the year ended 30 September 2008 includes an analysis of the Group's working capital

position and policies, while note 6 includes a detailed description of its funding structures, its use of financial instruments, its financial risk management objectives and polices and its exposure to credit, interest rate and liquidity risk. Critical accounting estimates affecting the results and financial position disclosed in this annual report are discussed in note 4. The position and policies described in these notes remain materially unchanged to the date of this half-yearly report.

Substantially all of the Group's remaining loan portfolios are funded through securitisation structures and are thus match-funded to maturity. None of the Group's debt matures before 2017, when the £120 million corporate bond is repayable. As a consequence the directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain economic outlook.

After making enquiries, the directors have a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the half-yearly report.

3. ACQUISITION

On 25 January 2007 the Group acquired a 33% interest in the equity of The Business Mortgage Company Limited and its subsidiary companies ('TBMC'), a mortgage broker, as part of a transaction in which the Company supported the purchase of TBMC by its management, providing facilities of £15.75 million. TBMC was treated as an associate in the previous financial statements of the Group. With the significant downturn in market activity during 2008 the business of TBMC suffered and in order to secure the future of this strategically important business channel the Group agreed to suspend interest payments on its loan to TBMC in exchange for the remaining equity. Consequently the Group acquired the remaining 67% interest in the equity of TBMC on 17 December 2008. This transaction has been accounted for by the purchase method of accounting.

The following table sets out the fair value of the major categories of assets and liabilities acquired to arrive at the provisional fair values included in the consolidated financial statements at the date of acquisition, together with the fair values of the consideration given and the Group's pre-existing non-controlling interest in the company.

	£m
Intangible assets and goodwill	15.9
Tangible fixed assets	0.1
Other receivables	0.9
Cash at bank and in hand	-
Loan from Group	(15.4)
Other amounts owed to Group	(1.4)
Other liabilities	(0.1)
	-
Non controlling interest	-
	-

No cash consideration was payable in respect of the transaction.

The analysis of the intangible assets and goodwill amount shown above into its component parts, including the attribution of values to individual identifiable intangible assets required by IFRS 3 had not been completed at the date of signing of these condensed consolidated financial statements due to the short time that had elapsed since the acquisition date. This exercise will be completed once the statutory accounts of TBMC for the year ended 31 December 2008 have been signed, and as such the values above should be regarded as provisional.

The identifiable intangible assets include trademarks, information systems and the benefit of various contractual relationships. The goodwill arising from the acquisition relates to the benefits of combining the company's operations with those of the Group and from intangible assets which do not qualify for separate recognition. None of the goodwill is expected to be deductible for corporation tax purposes.

The gross contractual amount in respect of the other receivables shown above is not significantly different from the carrying value.

No acquisition related costs were incurred in the transaction and there are no contingent consideration arrangements.

At the date of acquisition the carrying value of the Group's 33% interest in TBMC was £nil. No gain or loss has been recognised on remeasuring this asset at fair value on acquisition. The difference between the fair value at acquisition of the company's loan liability to the Group and its carrying value in the accounts of the Group of £0.3m has been credited to impairment provisions in the financial statements for the period ended 31 March 2009.

Between the date of acquisition and 31 March 2009 the revenue contributed to the Group by the acquisition was £0.1m and its loss for the period before tax was £0.3m.

Had the acquisition occurred on 1 October 2008, the revenue of the enlarged group for the six months ended 31 March 2009, including interest receivable and other income, would have been £323.6m and its profit before tax for the period would have been £15.2m.

4. SEGMENTAL RESULTS

For reporting purposes the Group is organised into two major operating divisions, First Mortgages and Consumer Finance, which includes secured lending, car and retail finance, and the residual unsecured loans book. These divisions are the basis on which the Group reports primary segmental information. Financial information about these business segments is shown below.

Six months ended 31 March 2009

	First Mortgages £m	Consumer Finance £m	Total £m
Interest receivable	281.5	34.0	315.5
Interest payable	(228.8)	(18.7)	(247.5)
Net interest income	52.7	15.3	68.0
Share of associate result	-	-	-
Other operating income	6.2	2.3	8.5

Total operating income	58.9	17.6	76.5
Operating expenses	(14.7)	(4.2)	(18.9)
Provisions for losses	(19.8)	(18.9)	(38.7)
	24.4	(5.5)	18.9
Fair value net losses	(3.0)	-	(3.0)
Operating profit	21.4	(5.5)	15.9
Tax charge			(4.7)
Profit after taxation			11.2

Six months ended 31 March 2008

	First Mortgages £m	Consumer Finance £m	Total £m
Interest receivable	371.8	58.5	430.3
Interest payable	(329.3)	(27.8)	(357.1)
Net interest income	42.5	30.7	73.2
Share of associate result	-	-	-
Other operating income	10.6	5.7	16.3
Total operating income	53.1	36.4	89.5
Operating expenses	(22.9)	(6.6)	(29.5)
Provisions for losses	(3.4)	(25.4)	(28.8)
	26.8	4.4	31.2
Fair value net losses	(4.6)	(0.2)	(4.8)
Operating profit	22.2	4.2	26.4
Tax charge			(8.0)

Profit after taxation			18.4

Year ended 30 September 2008

	First Mortgages £m	Consumer Finance £m	Total £m
Interest receivable	712.7	108.2	820.9
Interest payable	(627.7)	(52.8)	(680.5)
Net interest income	85.0	55.4	140.4
Share of associate result	(0.5)	-	(0.5)
Other operating income	17.6	9.4	27.0
Total operating income	102.1	64.8	166.9
Operating expenses	(35.2)	(10.4)	(45.6)
Provisions for losses	(10.9)	(51.3)	(62.2)
	56.0	3.1	59.1
Fair value net losses	(5.2)	(0.2)	(5.4)
Operating profit	50.8	2.9	53.7
Tax charge			(16.6)
Profit after taxation			37.1

5. EXCEPTIONAL OPERATING EXPENSES

Exceptional operating expenses are costs of a one-off nature, which do not result from the underlying business activities of the Group and are shown separately from its on-going expenses. These comprise:

31 March 2009 £m	31 March 2008 £m	30 September 2008 £m

Standby underwriting fee	-	4.1	4.1
Exceptional professional costs	-	1.6	2.1
Redundancy costs	-	1.5	1.6
Exceptional operating expense	-	7.2	7.8
Of which:			
First Mortgages	-	5.8	6.3
Consumer Finance	-	1.4	1.5
	-	7.2	7.8

The standby underwriting fee was charged in respect of the standby underwriting agreement described in note 13 to the annual accounts for the year ended 30 September 2008.

Exceptional professional costs relate to services provided in respect of proposed financing transactions in the period which did not proceed and in respect of an approach from a third party leading to a rejected offer for the shares of the Company.

6. COST:INCOME RATIO

Underlying cost:income ratio is derived as follows:

	31 March 2009	**31 March 2008**	**30 September 2008**
Operating expenses	18.9	29.5	45.6
Less: Exceptional operating expenses (note 5)	-	(7.2)	(7.8)
Cost	18.9	22.3	37.8

Total operating income	76.5	89.5	166.9
Cost / Income	24.7%	24.9%	22.6%

7. FAIR VALUE NET LOSSES

The fair value net loss represents the accounting volatility on derivative instruments which are matching risk exposure on an economic basis generated by the requirements of IAS 39. Some accounting volatility arises on these items due to accounting ineffectiveness on designated hedges, or because hedge accounting has not been adopted or is not achievable on certain items. The losses are primarily due to timing differences in income recognition between the derivative instruments and the economically hedged assets and liabilities. Such differences will reverse over time and have no impact on the cash flows of the Group.

8. UNDERLYING PROFIT

Underlying profit is determined by excluding from the operating result certain costs of a one-off nature, described in note 5, which do not reflect the underlying business performance of the Group, and fair value accounting adjustments arising from the Group's hedging arrangements.

	31 March 2009 £m	31 March 2008 £m	30 September 2008 £m
First mortgages			
Profit before tax for the period (note 4)	21.4	22.2	50.8
Less:			
Exceptional operating expenses (note 5)	-	5.8	6.3
Fair value losses	3.0	4.6	5.2

	24.4	32.6	62.3
Consumer Finance			
(Loss) / profit before tax for the period (note 4)	(5.5)	4.2	2.9
Less:			
Exceptional operating expenses (note 5)	-	1.4	1.5
Fair value losses	-	0.2	0.2
	(5.5)	5.8	4.6
Total			
Profit before tax for the period	15.9	26.4	53.7
Less:			
Exceptional operating expenses (note 5)	-	7.2	7.8
Fair value losses	3.0	4.8	5.4
Underlying profit before tax	18.9	38.4	66.9

9. TAX CHARGE ON PROFIT ON ORDINARY ACTIVITIES

Income tax for the six months ended 31 March 2009 is charged at 29.6% (six months ended 31 March 2008: 30.3%, year ended 30 September 2008: 30.9%), representing the best estimate of the annual effective rate of income tax expected for the full year, applied to the pre-tax income of the period.

10. EARNINGS PER SHARE

Earnings per ordinary share is calculated as follows:

	31 March	31 March 2008	30 September

	2009		2008
Profit for the period (£m)	11.2	18.4	37.1
Basic weighted average number of ordinary shares ranking for dividend during the period (million)	296.4	117.3	207.3
Dilutive effect of the weighted average number of share options and incentive plans in issue during the period (million)	0.1	0.2	0.5
Diluted weighted average number of ordinary shares ranking for dividend during the period (million)	296.5	117.5	207.8
Earnings per ordinary share			
- basic	3.8p	15.7p	17.9p
- diluted	3.8p	15.6p	17.9p

11. INTANGIBLE ASSETS

Intangible assets at net book value comprise:

	31 March 2009 £m	31 March 2008 £m	30 September 2008 £m
Intangible assets and goodwill			

acquired in the period (note 3)	15.9	-	-
Computer software	0.4	0.6	0.4
	16.3	0.6	0.6

Analysis of the acquired balance between goodwill and identifiable intangible assets has not yet been completed and the analysis above is therefore provisional.

12. FINANCIAL ASSETS

	31 March 2009 £m	31 March 2008 £m	30 September 2008 £m
Loans to customers	9,514.3	10,855.4	10,053.2
Fair value adjustments from portfolio hedging	65.5	2.6	(12.0)
Loans to associated undertakings	-	14.9	15.5
Derivative financial assets (note 13)	1,838.2	445.2	590.9
	11,418.0	11,318.1	10,647.6

13. DERIVATIVE FINANCIAL ASSETS AND LIABILITES

	31 March 2009 £m	31 March 2008 £m	30 September 2008 £m
Derivative financial assets (note 12)	1,838.2	445.2	590.9
Derivative financial liabilities (note	(88.0)	(285.5)	(25.7)

19)

	1,750.2	159.7	565.2
Of which:			
Foreign exchange basis swaps	1,823.2	159.5	551.9
Other derivatives	(73.0)	0.2	13.3
	1,750.2	159.7	565.2

The Group's securitisation borrowings are denominated in sterling, euros and US dollars. All currency borrowings are swapped at inception so that they have the effect of sterling borrowings. These swaps provide an effective hedge against exchange rate movements, but the requirement to carry them at fair value leads, when exchange rates have moved significantly since the issue of the notes, to large balances for the swaps being carried in the balance sheet. This is currently the case with both euro and US dollar swaps, although the debit balance is compensated for by retranslating the borrowings at the current exchange rate.

14. CASH AND CASH EQUIVALENTS

Cash received in respect of loan assets is not immediately available for Group purposes, due to the terms of the warehouse facilities and the securitisations. 'Cash and Cash Equivalents' also includes balances held by the Trustees of the Paragon Employee Share Ownership Plans which may only be used to invest in the shares of the Company, pursuant to the aims of those plans.

The total 'Cash and Cash Equivalents' balance may be analysed as shown below:

	31 March 2009 £m	**31 March 2008 £m**	**30 September 2008 £m**
Free cash	62.8	66.0	73.2
Securitisation cash	524.7	957.5	750.6

ESOP cash	1.7	2.2	2.5
	589.2	1,025.7	826.3

15. CALLED-UP SHARE CAPITAL

	31 March 2009 £m	31 March 2008 £m	30 September 2008 £m
Authorised:			
311,000,000 ordinary shares of £1 each	311.0	311.0	311.0
Allotted and paid-up:			
Ordinary shares of £1 each	299.1	299.1	299.1

On 29 January 2008 the Company's 10 pence ordinary shares were consolidated into new £1 ordinary shares on a one for ten basis.

On 21 February 2008 the Company completed a rights issue in which new £1 ordinary shares were offered to the holders of the existing 10p ordinary shares on a five for two basis at par. This rights issue was fully subscribed, raising £287.0m. Costs of £7.4m were set against the share premium account.

Movements in the issued share capital in the period were:

	Six months to 31 March 2009 Number	Six months to 31 March 2008 Number	Year to 30 September 2008 Number

Ordinary shares of 10p each			
At 1 October 2008	-	121,493,242	121,493,242
Shares issued in respect of fractional entitlements	-	8	8
Share consolidation	-	(121,493,250)	(121,493,250)
	-	-	-
Ordinary shares of £1 each			
At 1 October 2008	299,159,605	-	-
Share consolidation	-	12,149,325	12,149,325
Rights issue	-	287,010,280	287,010,280
	299,159,605	299,159,605	299,159,605

16. RESERVES

	31 March 2009 £m	31 March 2008 £m	30 September 2008 £m
Share premium account	64.1	64.1	64.1
Merger reserve	(70.2)	(70.2)	(70.2)
Cash flow hedging reserve	0.4	(0.1)	(0.1)
Profit and loss account	388.8	376.0	384.9
	383.1	369.8	378.7

17. EQUITY DIVIDEND

Amounts recognised as distributions to equity shareholders in the period:

	31 March 2009 £m	31 March 2008 £m	30 September 2008 £m
Final dividend for the year ended 30 September 2008 of 2.0p per share	5.9	-	-
Interim dividend for the year ended 30 September 2008 of 1.0p per share	-	-	2.9
	5.9	-	2.9

An interim dividend of 1.1p per share is proposed (2008: 1.0p per share), payable on 31 July 2009 with a record date of 3 July 2009. The amount expected to be absorbed by this dividend, based on the number of shares in issue at the balance sheet date is £3.2m (2008: £2.9m). The interim dividend will be recognised in the accounts when it is paid.

18. OWN SHARES

	31 March 2009 £m	31 March 2008 £m	30 September 2008 £m
Treasury shares			
At 1 October 2008	39.5	39.5	39.5
Shares purchased	-	-	-
At 31 March 2009	39.5	39.5	39.5
ESOP shares			
At 1 October 2008	16.8	17.3	17.3
Shares purchased	1.0	-	0.2
Effect of rights issue	-	(0.1)	(0.1)
Options exercised	(0.6)	(0.6)	(0.6)
At 31 March 2009	17.2	16.6	16.8
Balance at 31 March 2009			

	56.7	56.1	56.3
Number of shares held			
Treasury	668,900	668,900	668,900
ESOP	3,405,452	1,219,011	1,431,502
Balance at 31 March 2009	4,074,352	1,887,911	2,100,402

19. FINANCIAL LIABILITIES

	31 March 2009 £m	31 March 2008 £m	30 September 2008 £m
Current liabilities			
Finance lease liability	0.8	0.7	0.8
Bank loans and overdrafts	0.6	0.1	0.1
	1.4	0.8	0.9
Non-current liabilities			
Asset backed loan notes	9,670.6	9,577.5	9,028.7
Corporate bond	127.9	119.1	117.9
Finance lease liability	12.2	13.0	12.6
Bank loans and overdrafts	1,477.8	1,675.2	1,606.6
Derivative financial liabilities	88.0	285.5	25.7
	11,376.5	11,670.3	10,791.5

Details of changes in the Group's borrowings since the year end are given in note 20 below. Further details of derivative financial instruments are given in note 13.

20. BORROWINGS

All borrowings described in the Group Accounts for the year ended 30 September 2008 remained in place throughout the period.

Repayments made in respect of the Group's borrowings are shown in note 24.

21. RETIREMENT BENEFIT OBLIGATIONS

The defined benefit obligation at 31 March 2009 has been calculated on a year-to-date basis, using the latest actuarial valuation for IAS 19 purposes at 30 September 2008. There have been significant movements in financial market indices since that date, requiring an adjustment to the derivation of the actuarial assumptions underlying the calculation of the defined benefit obligation at 31 March 2009.

The defined benefit plan assets have been updated to reflect their market value at 31 March 2009. Differences between the expected and actual return on assets have been recognised as an actuarial loss in the Statement of Recognised Income and Expenditure.

22. NET CASHFLOW FROM OPERATING ACTIVITIES

	Six months to 31 March 2009 £m	Six months to 31 March 2008 £m	Year to 30 September 2008 £m
Profit before tax	15.9	26.4	53.7
Non-cash items included in profit and other adjustments			

Depreciation of property, plant and equipment	1.7	2.0	4.0
Amortisation of intangible assets	0.1	0.1	0.3
Share of profit of associated undertaking	-	-	0.5
Foreign exchange movements on borrowings	1,269.8	522.7	915.5
Other non-cash movements on borrowings	13.0	10.1	11.0
Impairment losses on loans to customers	38.6	28.7	62.2
Charge for share based remuneration	0.6	1.6	0.6
Loss on disposal of property, plant and equipment	0.3	0.1	0.1
Financing cash flows included in operating profit	-	5.7	6.2
Net (increase) / decrease in operating assets			
Loans to customers	500.4	150.8	919.6
Loans to associates	0.1	0.5	(0.1)
Derivative financial instruments	(1,247.3)	(353.2)	(498.9)
Fair value of portfolio hedges	(77.5)	(25.4)	(10.8)
Other receivables	0.3	1.7	4.3
Net increase / (decrease) in operating			

liabilities			
Derivative financial instruments	62.3	(140.6)	(400.4)
Other liabilities	(45.1)	(29.0)	(41.3)
Cash generated by operations	533.2	202.2	1,026.5
Income taxes received / (paid)	(5.0)	1.1	(6.6)
Net cash flow generated by operating activities	528.2	203.3	1,019.9

23. NET CASHFLOW USED IN INVESTING ACTIVITIES

	Six months to 31 March 2009 £m	**Six months to 31 March 2008 £m**	**Year to 30 September 2008 £m**
Proceeds on disposal of property, plant and equipment	0.7	0.6	1.3
Purchases of property, plant and equipment	(0.1)	(1.7)	(2.0)
Purchases of intangible assets	(0.1)	(0.1)	(0.1)
Net cash generated / (utilised) by investing activities	0.5	(1.2)	(0.8)

24. NET CASHFLOW FROM FINANCING ACTIVITIES

	Six months to	**Six months to**	**Year to**

	31 March 2009 £m	31 March 2008 £m	30 September 2008 £m
Net proceeds of rights issue	-	279.7	279.7
Dividends paid	(5.9)	-	(2.9)
Issue of asset backed floating rate notes	-	-	-
Repayment of asset backed floating rate notes	(630.2)	(840.7)	(1,784.6)
Capital element of finance lease payments	(0.4)	(0.2)	(0.5)
Movement on bank facilities	(128.8)	463.2	394.6
Standby underwriting fee	-	(4.1)	(4.1)
Exceptional professional costs (note 5)	-	(1.6)	(2.1)
Purchase of shares	(1.0)	-	(0.2)
Net cash (utilised) by financing activities	(766.3)	(103.7)	(1,120.1)

25. PURCHASE OF SUBSIDIARY UNDERTAKINGS

The fair values of the assets acquired and the liabilities assumed as a result of the acquisition described in note 3 were as follows:

Six months to 31 March 2009

	£m
Intangible assets and goodwill	15.9
Tangible fixed assets	0.1
Other receivables	0.9
Other liabilities	(0.1)
	16.8
Liabilities owed to Group	(16.8)
	-
Total cash consideration	-
Less: cash acquired	-
Cash flow on acquisition less cash acquired	-

26. RELATED PARTY TRANSACTIONS

In the six months ended 31 March 2009, the Group has continued the related party relationships described in note 61 on page 126 of the annual report and accounts of the Group for the financial year ended 30 September 2008, except that, as described in note 3, the Group's associated undertaking became a subsidiary on 17 December 2008 and transactions between this company and the rest of the Group after that date are eliminated on consolidation. Related party transactions in the period comprise the compensation of the Group's key management personnel and the charging of loan interest, payment of commissions and provision of management services to the associated undertaking before it became a subsidiary. Except as noted above there have been no changes in these relationships which could have a material effect on the financial position or performance of the Group in the period.

Save for the transactions referred to above, there have been no related party transactions in the six months ended 31

March 2009.

INDEPENDENT REVIEW REPORT TO THE PARAGON GROUP OF COMPANIES PLC

Introduction

We have been engaged by the company to review the condensed set of financial statements in the half yearly financial report for the six months ended 31 March 2009 which comprises the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expenditure, the reconciliation of movements in consolidated equity and related notes 1 to 26. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the company in accordance with International Standard on Review Engagements 2410 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 2, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the

European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 31 March 2009 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

Deloitte LLP
Chartered Accountants and Statutory Auditor
Birmingham, United Kingdom
19 May 2009

FUTURE PROSPECTS

There are a number of potential risks and uncertainties which could have a material impact on the Group's performance over the remaining six months of the financial year and could cause actual results to differ materially from expected and historical results. In the opinion of the directors these risks have not changed materially from those described on pages 47 to 48 of the last annual report and accounts of the Company for the year ended 30 September 2008. These risks are summarised below.

Economic environment

Further deterioration in the general economy may adversely affect all aspects of the Group's business. Adverse economic conditions might increase the number of borrowers that default on their loans, which may increase the Group's costs and could result in losses on some of the Group's assets.

Changes in interest rates may adversely affect the Group's net income and profitability.

Credit risk

As a primary lender the Group faces credit risk as an inherent component of its lending activities. Adverse changes in the credit quality of the Group's borrowers, a general deterioration in UK economic conditions or adverse changes arising from systematic risks in financial systems could reduce the recoverability and value of the Group's assets.

Operational risk

The Group's activities subject it to operational risks relating to its ability to implement and maintain effective systems to process the high volume of transactions with customers. A significant breakdown of the IT systems of the Group might adversely impact the ability of the Group to operate its business effectively.

Competitor risk

The Group faces strong competition in all of the core markets in which it operates. There is a danger that its profitability and/or market share may be impaired.

Management

The success of the Group is dependent on recruiting and retaining skilled senior management and personnel.

END

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